SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 11)*


                               CHIRON CORPORATION
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   170040109
                     (CUSIP Number of Class of Securities)

      WAYNE P. MERKELSON                        ANDREW R. BROWNSTEIN, ESQ.
      NOVARTIS CORPORATION                      TREVOR S. NORWITZ, ESQ.
      608 FIFTH AVENUE                          WACHTELL, LIPTON, ROSEN & KATZ
      NEW YORK, NEW YORK 10020                  51 WEST 52 STREET
      (212) 307-1122                            NEW YORK, NEW YORK 10019
                                                (212) 403-1000

                  (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                                SEPTEMBER 1, 2005
          (Date of Event Which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 170040109
--------------------------------------------------------------------------------


  1.  NAMES OF REPORTING PERSONS:
      Novartis Biotech Partnership, Inc.


      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
      06-1415318
      --------------------------------------------------------------------------


  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

      (A)     |_|
              ------------------------------------------------------------------
      (B)     |_|
              ------------------------------------------------------------------


  3.  SEC USE ONLY:
      --------------------------------------------------------------------------


  4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):
      AF
      --------------------------------------------------------------------------


  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)          |_|
      --------------------------------------------------------------------------


  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
      --------------------------------------------------------------------------

Number of     7.  SOLE VOTING POWER
Shares            0
Beneficially      --------------------------------------------------------------
Owned by
Each
Reporting     8.  SHARED VOTING POWER
Person            127,206,693
With              --------------------------------------------------------------

              9.  SOLE DISPOSITIVE POWER
                  0
                  --------------------------------------------------------------


              10. SHARED DISPOSITIVE POWER
                  127,206,693
                  --------------------------------------------------------------


  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       127,206,693
       -------------------------------------------------------------------------


  12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
       INSTRUCTIONS)   |_|
       -------------------------------------------------------------------------


  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       53%
       -------------------------------------------------------------------------


  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       CO
       -------------------------------------------------------------------------

CUSIP No. 170040109
--------------------------------------------------------------------------------


  1.  NAMES OF REPORTING PERSONS:
      Novartis Corporation


      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
      13-1834433
      --------------------------------------------------------------------------


  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

      (A)     |_|
              ------------------------------------------------------------------
      (B)     |_|
              ------------------------------------------------------------------


  3.  SEC USE ONLY:
      --------------------------------------------------------------------------


  4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):
      AF
      --------------------------------------------------------------------------


  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)          |_|
      --------------------------------------------------------------------------


  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
      --------------------------------------------------------------------------

Number of     7.  SOLE VOTING POWER
Shares            0
Beneficially      --------------------------------------------------------------
Owned by
Each
Reporting     8.  SHARED VOTING POWER
Person            127,214,149
With              --------------------------------------------------------------

              9.  SOLE DISPOSITIVE POWER
                  0
                  --------------------------------------------------------------


              10. SHARED DISPOSITIVE POWER
                  127,214,149
                  --------------------------------------------------------------


  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       127,214,149
       -------------------------------------------------------------------------


  12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
       INSTRUCTIONS)   |_|
       -------------------------------------------------------------------------


  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       53%
       -------------------------------------------------------------------------


  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       CO
       -------------------------------------------------------------------------

CUSIP No. 170040109
--------------------------------------------------------------------------------


  1.  NAMES OF REPORTING PERSONS:
      Novartis Pharma AG


      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

      --------------------------------------------------------------------------


  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

      (A)     |_|
              ------------------------------------------------------------------
      (B)     |_|
              ------------------------------------------------------------------


  3.  SEC USE ONLY:
      --------------------------------------------------------------------------


  4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):
      WC
      --------------------------------------------------------------------------


  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)          |_|
      --------------------------------------------------------------------------


  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      Switzerland
      --------------------------------------------------------------------------

Number of     7.  SOLE VOTING POWER
Shares            0
Beneficially      --------------------------------------------------------------
Owned by
Each
Reporting     8.  SHARED VOTING POWER
Person            5,469,770
With              --------------------------------------------------------------

              9.  SOLE DISPOSITIVE POWER
                  0
                  --------------------------------------------------------------


              10. SHARED DISPOSITIVE POWER
                  5,469,770
                  --------------------------------------------------------------


  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,469,770
       -------------------------------------------------------------------------


  12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
       INSTRUCTIONS)   |_|
       -------------------------------------------------------------------------


  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2%
       -------------------------------------------------------------------------


  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       CO
       -------------------------------------------------------------------------

CUSIP No. 170040109
--------------------------------------------------------------------------------


  1.  NAMES OF REPORTING PERSONS:
      Novartis AG


      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

      --------------------------------------------------------------------------


  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

      (A)     |_|
              ------------------------------------------------------------------
      (B)     |_|
              ------------------------------------------------------------------


  3.  SEC USE ONLY:
      --------------------------------------------------------------------------


  4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):
      WC
      --------------------------------------------------------------------------


  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)          |_|
      --------------------------------------------------------------------------


  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      Switzerland
      --------------------------------------------------------------------------

Number of     7.  SOLE VOTING POWER
Shares            0
Beneficially      --------------------------------------------------------------
Owned by
Each
Reporting     8.  SHARED VOTING POWER
Person            132,683,919
With              --------------------------------------------------------------

              9.  SOLE DISPOSITIVE POWER
                  0
                  --------------------------------------------------------------


              10. SHARED DISPOSITIVE POWER
                  132,683,919
                  --------------------------------------------------------------


  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       132,683,919
       -------------------------------------------------------------------------


  12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
       INSTRUCTIONS)   |_|
       -------------------------------------------------------------------------


  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       55%
       -------------------------------------------------------------------------


  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       CO
       -------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     This Amendment No. 11 to Schedule 13D relates to Common Stock, par value $0.01 per share (the "Common Stock"), of Chiron Corporation, a Delaware corporation (the "Company"). Novartis AG ("Novartis"), Novartis Corporation, ("Novartis Corp"), Novartis Biotech Partnership, Inc. ("Biotech"), and Novartis Pharma AG ("Novartis Pharma" and, together with Novartis, Novartis Corp and Biotech the "Reporting Persons") hereby amend the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

     Item 2 is hereby amended as follows:

     (a), (b), (c) and (f) The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of each of the Reporting Persons is set forth on
Schedule I hereto and is incorporated herein by reference.

     (d) and (e) None of the Reporting Persons nor, to the best knowledge of each of them, any of the persons listed on Schedule I hereto with respect to each such Reporting Person during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended by adding the following:

     Novartis plans to finance the transactions described in Item 4 below with available cash or other liquid assets.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 is hereby amended by adding the following:

(a) On September 1, 2005, Novartis presented the Company's independent directors with the proposal set forth in the letter below.

     [Novartis Letterhead]

     CONFIDENTIAL
     September 1st, 2005

     Independent Directors of Chiron Corporation
     Attention: Mr. Lewis W. Coleman
                Presiding Director
     4560 Horton Street, M/S Q-431
     Emeryville, CA  94608
     USA


     Ladies and Gentlemen:

     In connection with the Chiron Board's consideration of the serious issues Chiron faces, you inquired of our plans for our investment in the Company, including specifically whether we had any interest at this time in acquiring the outstanding shares in the Company that we do not already own. We advised you that absent additional due diligence we would not be able to assess any potential change in our position in the Company but that we would be willing to undertake such due diligence if that were acceptable to the Independent Directors. With your agreement we have conducted our due diligence and we now have a deeper understanding of the Company and the pending situation. As Chiron's largest shareholder, Chiron's current situation is naturally a matter of concern to us, and so we have considered how we can best protect our investment in the Company. As is evident from Novartis' long history with Chiron, we have no intention of selling our interest.

     Based on our due diligence review, we have concluded that the best result for all concerned, including Chiron, its shareholders and Novartis, would be for Novartis to acquire the shares in Chiron that it does not already own. We believe that Chiron, as a wholly-owned subsidiary of Novartis, would be better positioned to deal with the legal, regulatory and business issues that it is facing. Despite the challenges facing Chiron's vaccine business today, the acquisition would enable us to build a strategic platform in vaccines. Chiron's public shareholders would benefit from such a transaction as it would provide them with an immediate premium for their shares and eliminate their investment risk.

     Accordingly, we are pleased to propose a transaction in which Novartis would enter into a cash merger agreement pursuant to which the public shareholders of Chiron would receive $40.00 per share in cash. This price represents a 12% premium to Chiron's one week weighted average closing price. As an indication of our confidence that this transaction will be well received by Chiron's public shareholders, Novartis is willing to condition the merger on the approval of a majority of the public shares.

     Of course, our proposal is subject to the approval of the Independent Directors and to the execution of definitive documentation. We are prepared to move quickly and to negotiate a customary merger agreement with Chiron's Independent Directors and its advisors. We have substantially completed our due diligence work and our merger terms will not include any due diligence or financing conditions, but only customary and usual closing conditions. We do not anticipate any significant obstacles to negotiating and consummating a mutually beneficial transaction promptly.

     As I am sure you appreciate, consistent with our obligations under the U.S. federal securities laws, this letter will become publicly available when we forthwith file it with an amendment to our Schedule 13D.

     We look forward to hearing from you.

     Very truly yours,



     /S/ Daniel Vasella
     ---------------------------
     Daniel Vasella, M.D.
     Chairman and CEO


ITEM 5.  INTEREST IN SECURITIES OF ISSUER

     Item 5 is hereby amended in its entirety as follows:

     (a) and (b) As of the date of this Amendment, Biotech is the record holder of 73,842,852 shares of Common Stock. In addition, pursuant to the Market Price Option Agreement, Biotech or its designee, which must be Novartis or a subsidiary thereof, has the right to purchase from the Company under certain circumstances such number of shares of Common Stock as are necessary for the Reporting Persons to maintain collectively up to a 55% ownership interest in the Company, which as of August 3, 2005, constituted the right to purchase an additional 53,363,841 shares, based on 187,879,648 shares of Common Stock outstanding at August 3, 2005, as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2005. Biotech is the beneficial owner of 127,206,693 shares of Common Stock, or 53% of the Common Stock, assuming Biotech exercises its right to purchase the additional shares of Common Stock pursuant to Market Price Option Agreement. Biotech has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition with respect to all the shares of Common Stock beneficially owned by it.

     Novartis Corp is the record holder of 7,456 shares of Common Stock. After adjusting the total number of shares beneficially owned by Novartis Corp to include the 127,206,693 shares beneficially owned by Biotech, Novartis Corp is the beneficial owner of 127,214,149 shares of Common Stock or 53% of the Common Stock, assuming Biotech exercises its right to purchase the additional shares of Common Stock pursuant to Market Price Option Agreement. Novartis Corp has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition with respect to all the shares of Common Stock beneficially owned by it.

     Novartis Pharma is the record holder of 5,469,770 shares of Common Stock, or 2% of the Common Stock, assuming Biotech exercises its right to purchase the additional shares of Common Stock pursuant to Market Price Option Agreement. Novartis Pharma has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition with respect to all the shares of Common Stock beneficially owned by it.

     Novartis is the beneficial owner of the shares of Common Stock beneficially owned by Novartis Pharma, Novartis Corp and Biotech. Novartis beneficially owns 132,683,919 shares of Common Stock, giving it a 55% beneficial interest in the Company, assuming Biotech exercises its right to purchase the additional shares of Common Stock pursuant to Market Price Option Agreement. Novartis has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by Biotech, Novartis Corp and Novartis Pharma.

     Any purchases of Common Stock by Novartis, Novartis Pharma, Novartis Corp or Biotech will reduce the number of shares of Common Stock that may be purchased pursuant to the Market Price Option Agreement, and accordingly, the percentage of the Common Stock beneficially owned by Novartis will not increase as a result of the acquisition of additional shares of Common Stock described in
Item 4(a).

     To the best knowledge of each of the Reporting Persons, none of the persons listed on Schedule I hereto with respect to such Reporting Person is the beneficial owner of any shares of Common Stock, other than Raymund Breu, who is the beneficial owner of 55,666 shares of Common Stock.

     (c) Neither the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of the persons listed on Schedule I with respect to each such Reporting Person has engaged in any transaction in the Common Stock in the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     99.1  Press Release, dated September 1, 2005.

     99.2 Joint Filing Agreement, by and among Novartis Biotech Partnership, Inc., Novartis Corporation, Novartis Pharma AG and Novartis AG, dated as of September 1, 2005.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2005


                                       NOVARTIS BIOTECH
                                       PARTNERSHIP, INC.


                                       By: /s/ Urs Naegelin
                                           ----------------------
                                           Name:  Urs Naegelin
                                           Title: Vice President


                                       NOVARTIS CORPORATION


                                       By: /s/ Wayne P. Merkelson
                                           ----------------------
                                           Name:  Wayne P. Merkelson
                                           Title: Vice President


                                       NOVARTIS PHARMA AG


                                       By: /s/ Jorg Reinhardt
                                           ----------------------
                                           Name:  Jorg Reinhardt
                                           Title: Authorized Signatory

                                       By: /s/ Martin Henrich
                                           ----------------------
                                           Name:  Martin Henrich
                                           Title: Authorized Signatory


                                       NOVARTIS AG


                                       By: /s/ Peter Rupprecht
                                           ----------------------
                                           Name:  Peter Rupprecht
                                           Title: Authorized Signatory

                                       By: /s/ Urs Barlocher
                                           ----------------------
                                           Name:  Urs Barlocher
                                           Title: Authorized Signatory

                               Exhibit Index


 EXHIBIT NUMBER                         EXHIBIT NAME
 --------------   -----------------------------------------------------------
      99.1        Press Release, dated September 1, 2005.
      99.2        Joint Filing Agreement, by and among Novartis Biotech
                  Partnership, Inc., Novartis Corporation, Novartis Pharma AG and Novartis AG, dated as of September 1, 2005.

                                   SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
             NOVARTIS, NOVARTIS PHARMA, NOVARTIS CORP AND BIOTECH


DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS

     The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Novartis.


NAME, FUNCTION AND BUSINESS ADDRESS   CITIZENSHIP       PRINCIPAL OCCUPATION
-----------------------------------   -----------   ----------------------------
Daniel Vasella                        Switzerland   Chairman of the Board of
Chairman of the Board of Directors,                 Directors, Chief Executive
Chief Executive Officer                             Officer
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Hans-Jorg Rudloff                     Germany       Chairman of the Executive
Vice Chairman of the Board of                       Committee of Barclays
Directors                                           Capital
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Prof. Dr. Helmut Sihler               Austria       Retired
Vice Chairman of the Board of
Directors
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Birgit Breuel                         Germany       Member of the Supervisory
Director                                            Board of Gruner + Jahr AG,
c/o Novartis AG                                     German
Lichtstrasse 35
CH-4002 Basel, Switzerland

Prof. Dr. Peter Burckhardt            Switzerland   Head of Medical Service at
Director                                            University Hospital of
c/o Novartis AG                                     Lausanne
Lichtstrasse 35
CH-4002 Basel, Switzerland

Prof. Srikant Datar, PhD.             India         Senior Associate Dean for
Director                                            Executive Education at
c/o Novartis AG                                     Harvard Business School
Lichtstrasse 35
CH-4002 Basel, Switzerland

William W. George                     USA           Chairman and Chief Executive
Director                                            Officer of Medtronic, Inc.,
c/o Novartis AG                                     Minneapolis
Lichtstrasse 35
CH-4002 Basel, Switzerland

Alexandre F. Jetzer                   Switzerland   Consultant
Director
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Pierre Landoldt                       Switzerland   President of the Sandoz
Director                                            Family Foundation
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Prof. Dr. Rolf M. Zinkernagel         Switzerland   Professor and Director of
Director                                            the Institute of
c/o Novartis AG                                     Experimental Immunology at
Lichtstrasse 35                                     the University of Zurich
CH-4002 Basel, Switzerland

Prof. Ulrich Lehner, PhD              Germany       President and Chief
Director                                            Executive Officer of Henkel
c/o Novartis AG                                     KGaA
Lichtstrasse 35
CH-4002 Basel, Switzerland

Dr.-Ing. Wendelin Wiedeking           Germany       Chairman of Porsche AG
Director
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Dr. Raymund Breu                      Switzerland   Chief Financial Officer
c/o Novartis AG
Lichstrasse 35
CH-4002 Basel, Switzerland

Dr. Urs Barlocher                     Switzerland   Head of Legal and General
c/o Novartis AG                                     Affairs
Lichstrasse 35
CH-4002 Basel, Switzerland

Jurgen Brokatzky-Geiger               Germany       Head of Human Resources
c/o Novartis AG
Lichstrasse 35
CH-4002 Basel, Switzerland

Dr. Paul Choffat                      Switzerland   Head of Novartis Consumer
c/o Novartis AG                                     Health
Lichstrasse 35
CH-4002 Basel, Switzerland
Thomas Ebeling                        Germany       Head of Pharmaceuticals
c/o Novartis AG
Lichstrasse 35
CH-4002 Basel, Switzerland

Mark C. Fishman                       USA           Head of Biomedical Research
c/o Novartis AG
Lichstrasse 35
CH-4002 Basel, Switzerland

Steven Kelmar                         USA           Head of Public Affairs and
c/o Novartis AG                                     Communications
Lichstrasse 35
CH-4002 Basel, Switzerland

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS PHARMA

     The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis Pharma are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Novartis Pharma.

NAME, FUNCTION AND BUSINESS ADDRESS   CITIZENSHIP       PRINCIPAL OCCUPATION
-----------------------------------   -----------   ----------------------------

Daniel Vasella                        Switzerland   Chairman of the Board of
Chairman of the Board of Directors,                 Directors, and Chief
Chief Executive Officer                             Executive Officer of
c/o Novartis AG                                     Novartis
Lichtstrasse 35
CH-4002 Basel, Switzerland

Thomas Ebeling                        Germany       Head of Novartis Pharma
Director
c/o Novartis AG
Lichstrasse 35
CH-4002 Basel, Switzerland

Dr. Raymund Breu                      Switzerland   Chief Financial Officer of
Director                                            Novartis
c/o Novartis AG
Lichstrasse 35
CH-4002 Basel, Switzerland

Andrin Oswald                         Switzerland   Corporate Secretary
c/o Novartis AG
Lichstrasse 35
CH-4002 Basel, Switzerland

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS CORP

     The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis Corp are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Novartis Corp.

NAME, FUNCTION AND BUSINESS ADDRESS   CITIZENSHIP       PRINCIPAL OCCUPATION
-----------------------------------   -----------   ----------------------------
Daniel Vasella                        Switzerland   Chairman of the Board of
Chairman of the Board of Directors                  Directors and Chief
c/o Novartis AG                                     Executive Officer of
Lichtstrasse 35                                     Novartis
CH-4002 Basel, Switzerland

Terence Barnett                       Great         Vice Chairman, President and
Vice Chairman of the Board of         Britain       Chief Executive Officer
Directors
c/o Novartis Corporation
608 Fifth Avenue
New York, NY 10020, USA

Dr. Raymund Breu                      Switzerland   Chief Financial Officer of
Director                                            Novartis
c/o Novartis AG
Lichstrasse 35
CH-4002 Basel, Switzerland

Thomas Ebeling                        Germany       Head of Novartis Pharma
Director
c/o Novartis AG
Lichstrasse 35
CH-4002 Basel, Switzerland

Fred Meyer                            Switzerland   Retired
Director
c/o Omnicom Group, Inc.
437 Madison Avenue
New York, NY 10022, USA

Urs Naegelin                          Switzerland   Executive Vice President and
c/o Novartis Corporation                            Chief Financial Officer
608 Fifth Avenue
New York, NY 10020, USA

Dr. Paul Choffat                      Switzerland   Division Head Consumer
c/o Novartis AG                                     Health
Lichstrasse 35
CH-4002 Basel, Switzerland

DIRECTORS AND EXECUTIVE OFFICERS OF BIOTECH

     The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Biotech are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Biotech.

NAME, FUNCTION AND BUSINESS ADDRESS   CITIZENSHIP       PRINCIPAL OCCUPATION
-----------------------------------   -----------   ----------------------------

Urs Naegelin                          Switzerland   Executive Vice President and
Chairman of the Board of Directors                  Chief Financial Officer of
c/o Novartis Corporation                            Novartis Corp
608 Fifth Avenue
New York, NY 10020, USA

Paulo Costa                           Brazil        Chief Executive Officer of
Vice Chairman of the Board of                       Novartis Pharmaceuticals
Directors                                           Corporation
c/o Novartis Pharmaceuticals
 Corporation
59 Route 10
East Hanover, NJ 07936

Terance Barnett                       Great         Vice Chairman, President and
Director                              Britain       Chief Executive Officer of
c/o Novartis Corporation                            Novartis Corp
608 Fifth Avenue
New York, NY 10020, USA

                                                                    Exhibit 99.1

[Novartis Logo]                                NOVARTIS INTERNATIONAL AG
                                               Novartis Global Communications
                                               CH-4002 Basel
                                               Switzerland
                                               http://www.novartis.com




                                               John Gilardi
                                               Novartis Global Media Relations
                                               +41 61 324 3018 (direct)
                                               +41 61 324 2200 (main)
                                               john.gilardi@novartis.com



           MEDIA RELEASE - COMMUNIQUE AUX MEDIAS - MEDIENMITTEILUNG

NOVARTIS MAKES OFFER TO INDEPENDENT DIRECTORS TO BUY REMAINING STAKE IN CHIRON

BASEL, SEPTEMBER 1, 2005 - Novartis announced today that it has made a proposal to the independent directors of Chiron Corporation ( NASDAQ: CHIR) to acquire all of the remaining outstanding shares that it does not already own and has filed an amended Form 13-D as required by the US Securities and Exchange Commission.

Novartis currently holds a 42.2% stake in the US biopharmaceutical company and has submitted a proposal to acquire the approximately 112 million fully diluted shares (treasury method) of Chiron for USD 40.00 per share in cash, or a total of USD 4.5 billion. This offer was made after Novartis recently conducted due diligence on Chiron with the agreement of the company's independent directors.

Novartis will seek to negotiate a customary merger agreement with the independent directors of Chiron's Board of Directors that would be subject to approval by a majority of the Chiron shares not owned by Novartis. This transaction could be completed promptly, but there can be no assurance that an agreement will be reached on a transaction.

ABOUT CHIRON

Chiron Corporation is a leading biopharmaceutical company based in Emeryville, California, that addresses patient needs with more than 50 diverse products to detect, prevent and treat disease worldwide. The company, which had 2004 sales of USD 1.7 billion, operates in three business segments: Vaccines, which offers more than 30 products including influenza, meningococcal, travel and pediatric vaccines; Blood Testing, which develops and commercializes a range of blood safety products used by the blood banking and transfusion medicine industry; and BioPharmaceuticals, which discovers, develops, manufactures and markets a range of therapeutic products focusing on infectious disease and cancer. R&D efforts are focused on developing high-value products for infectious disease and cancer. Founded in 1981, Chiron has more than 5,300 employees worldwide.

ABOUT NOVARTIS

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Novartis group of companies' businesses achieved sales of USD 28.2 billion and a pro forma net income of USD 5.8 billion. The group invested approximately USD 4.2 billion in R&D. Headquartered in Basel, Switzerland, Novartis group companies employ approximately 83,700 people and operate in over 140 countries around the world. For further information, please consult HTTP://WWW.NOVARTIS.COM.

DISCLAIMER

This communication is for information purposes only. It shall not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of Novartis or Chiron. The distribution of this news release may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.

This document contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act. Forward-looking statements are statements that are not historical facts and are generally identified by the words "will", can, could or similar expressions, or by express or implied discussions regarding strategies, plans and expectations (including synergies). These statements include, but are not limited to, financial projections and estimates and their underlying assumptions, statements regarding the benefits of the business transactions described herein, including future financial and operating results. Such statements reflect the current plans, expectations, objectives, intentions or views of management with respect to future events, are based on the current beliefs and expectations of management and are subject to significant risks, uncertainties and assumptions. Management's expectations could be affected by, among other things, competition in general, the general economic environment and other risks such as, but not limited to, those referred to in Novartis AG's Form 20-F on file with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those set forth or implied by the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain governmental approvals for the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; social and political conditions such as war, political unrest and terrorism or natural disasters; general economic conditions and normal business uncertainty and competition and its effect on pricing, spending, third-party relationships and revenues. These forward-looking statements speak only as of the date of this press release and no undertaking has been made to update or revise them if there are changes in expectations or if any events, conditions or circumstances on which any such forward looking statement is based.

                                     # # #

CONTACT

JOHN GILARDI
Novartis Global Media Relations
+41 61 324 3018 (direct)
+41 61 324 2200 (main)
john.gilardi@novartis.com
-------------------------


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                                                                    Exhibit 99.2
                            JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D with respect to the beneficial ownership of shares of Common Stock of Chiron Corporation is filed jointly, on behalf of each of them. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated:  September 1, 2005

                                       NOVARTIS BIOTECH PARTNERSHIP, INC.
                                       By: /S/ Urs Naegelin
                                       ------------------------------------
                                       Name:   Urs Naegelin
                                       Title:  Vice President

                                       NOVARTIS CORPORATION

                                       By: /S/ Wayne P. Merkelson
                                       ------------------------------------
                                       Name:   Wayne P. Merkelson
                                       Title:  Vice President

                                       NOVARTIS PHARMA AG

                                       By: /S/ Jorg Reinhardt
                                       ------------------------------------
                                       Name:   Jorg Reinhard
                                       Title:  Authorized Signatory

                                       By: /S/ Martin Henrich
                                       ------------------------------------
                                       Name:   Martin Henrich
                                       Title:  Authorized Signatory

                                       NOVARTIS AG

                                       By: /S/ Peter Rupprecht
                                       ------------------------------------
                                       Name:   Peter Rupprecht
                                       Title:  Authorized Signatory

                                       By: /S/ Urs Barlocher
                                       ------------------------------------
                                       Name:   Urs Barlocher
                                       Title:  Authorized Signatory